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                                                                  RULE 424(b)(3)
                                                               FILE NO. 33-87704

                                1,000,000 Shares

                          DENSE-PAC MICROSYSTEMS, INC.

                                  Common Stock

         This Prospectus covers 1,000,000 shares of Common Stock, no par value (the "Shares"), of Dense-Pac Microsystems, Inc. (the "Company") to be sold by certain shareholders (the "Selling Shareholders"). See "Selling Shareholders." The Selling Shareholders may from time to time sell all or a part of the Shares at prices then prevailing in the market or at negotiated prices. See "Plan of Distribution." None of the proceeds from the sale of the Shares will be received by the Company.

         The Selling Shareholders are affiliates of the Company and acquired the Shares in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Consequently, upon any sale of the Shares, a Selling Shareholder, brokers executing sales on behalf of a Selling Shareholder and dealers to whom the Shares may be sold may, under certain circumstances, be considered "underwriters" within the meaning of Section 2(11) of the Securities Act.

         The Company's Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ Small Cap Market under the symbol "DPAC." On September 29, 1995, the list sale price for the Common Stock was $4 7/8 per share.

             SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE SELLING SHAREHOLDERS OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                                October 3, 1995
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                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C., and at its regional offices at 500 W. Madison, Suite 1400, Chicago, Illinois 60601, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         This Prospectus does not contain all of the information set forth in the Registration Statement concerning this offering which the Company has filed with the Commission pursuant to the Securities Act. For further information, reference is made to such Registration Statement and the exhibits thereto, which may be obtained from the Commission's office in Washington D.C. at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates by this reference the following documents:

         1. The Company's Annual Report on Form 10-KSB for the year ended February 28, 1995;

         2. The Company's Proxy Statement filed pursuant to Section 14 of the Exchange Act in connection with the Company's 1995 Annual Meeting of Shareholders;

         3. The Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 1995; and

         4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.





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         The Company will provide without charge to each person (including any beneficial owner) to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to: William M. Stowell, Secretary, Dense-Pac Microsystems, Inc., 7321 Lincoln Way, Garden Grove, California 92641, telephone: (714) 898-0007.


                                  THE COMPANY

         The Company designs, develops, packages and sells a broad line of standard and custom high density, semiconductor memory products for the commercial, industrial and aerospace markets. The Company's products are designed to improve performance and reliability at the system level by reducing space, weight and power requirements. The Company procures silicon from a variety of semiconductor foundries and incorporates the silicon die into high density products utilizing the latest process technology and the Company's advanced package designs. The Company's products range from monolithic semiconductors to the patented, high density three-dimensional "Dense-Stack" product line. The Company does not generally compete with chip manufacturers who focus on the lowest cost consumer markets to keep volumes high. Instead, the Company focuses on niche markets where the customer's requirements allow the Company to utilize its unique engineering and packaging skills to maintain a high value added content. Typical applications for the Company's products are in the areas of communications, medical instrumentation, missiles, avionics and space satellites.

         The Company's executive offices are located at 7321 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898- 0007.

                                  RISK FACTORS

         Purchase of the Shares involves a high degree of risk. Prospective purchasers should carefully consider the following factors.

Loss History and Limited Liquidity

         In the years ended February 28, 1993 and 1995, the Company incurred net losses of $265,000 and $2,740,000, respectively. The loss in fiscal year 1995 was primarily due to development and pre-production costs associated with the Company's second generation stack products and a one-time charge of $1.7 million in connection with the discontinuation of certain product lines. Although the Company reported net income of $725,000 in the six month period ended August 31, 1995, there can be no assurance that the Company will not incur losses in the future. The Company has





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historically operated with limited cash resources which has restricted its research and development efforts, product marketing and growth in general. There can be no assurance that the Company will have adequate cash resources or working capital to finance the growth of its business.

Parts Shortages and Dependence on Suppliers

         The semiconductor industry is characterized by periodic shortages of parts which have in the past and may in the future negatively affect the Company's operations. The Company is dependent on various suppliers for semiconductor devices used in its products, but it has no long-term supply contracts with any of them. Due to the cyclical nature of the semiconductor industry and competitive conditions, there can be no assurance that the Company will not experience difficulties in meeting its supply requirements in the future. Any inability to obtain adequate deliveries of parts, either due to the loss of a supplier or industry-wide shortages, could delay shipments of the Company's products, increase its cost of goods sold and have a material adverse effect on its business, financial condition and results of operations.

Dependence on Defense-Related Business

         The Company has historically derived a substantial portion of its revenues from defense-related contracts. As a result, the Company's business has been impacted by reductions in the federal defense budget and will continue to be subject to risks affecting the defense industry, including changes in governmental appropriations and changes in national defense policies and priorities. The Company has sought to reduce its dependence on defense-related business by developing products with commercial applications, although such products generally have lower margins than defense-related products.

Patent Rights

         The Company holds U.S. patents on certain aspects of its 3-D stacking technology and has applied for additional patents. There can be no assurance that the Company's patent applications will be approved, that any issued patents will afford the Company's products any competitive advantage or will not be challenged or circumvented by third parties, or that patents issued to others will not adversely affect the development or commercialization of the Company's products.





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Product Development and Technological Change

         The semiconductor packaging industry is characterized by rapid technological change and is highly competitive with respect to timely product innovation. Memory products typically have a product life of only three to five years. The Company believes that its future success depends on its ability to rapidly achieve market acceptance of its 3-D stacking products, and thereafter to develop new products or product enhancements to keep up with technological advances and to meet customer needs. There can be no assurance that the Company will be successful in its product development or marketing efforts, or that the Company will have adequate financial or technical resources for future product development and promotion.

Competition

         Numerous companies are in the process of developing three-dimensional products, including IBM, Irvine Sensors, Texas Instruments, Mitsubishi, Motorola, Staktek, Cubic Memory and Thompson CSF in France. Many of such companies have substantially greater financial, manufacturing and marketing capabilities than the Company. The Company could also experience competition from established and emerging computer memory companies. There can be no assurance that the Company's products will be competitive with existing or future products, or that the Company will be able to establish or maintain a profitable price structure for its products.

Manufacturing Licenses

         In order to obtain large orders for the Dense-Stack products from OEMs, the Company may be required to provide royalty-free manufacturing licenses to third parties as second sources to ensure that the customer's requirements are met. Such second sources could then compete directly with the Company for customers. As a result, the Company could become more dependent on the efforts and abilities of its licensees, if any, to manufacture and market its products.

Market for the Common Stock

         The Company's Common Stock is traded in the NASDAQ Small Cap Market. The Common Stock could be subject to substantial price fluctuations due to financial, technological, economic or market conditions. The market price of the Company's Common Stock could also be adversely affected by the availability for sale of the Shares offered hereby.





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                              SELLING SHAREHOLDERS

         The following table sets forth certain information with respect to the shares of Common Stock of the Company owned by each Selling Shareholder and the Shares to be offered pursuant to this Prospectus.

                                               Number of Shares                Number of                Number of Shares
            Name of Selling                    Owned Before the              Shares to be               Owned After the
              Shareholder                          Offering                   Offered (1)                 Offering (2)
        -----------------------                ----------------              -------------              ----------------
 Euroventures Benelux II B.V.                   2,822,778 (3)                   900,000                    1,922,778
 Trude C. Taylor (4)                              275,667 (4)                   100,000                      175,667

____________________

(1) The Shares will be acquired upon the exercise of warrants issued in consideration for loans made by the Selling Shareholders to the Company in November 1994.

(2) Assumes all Shares offered are sold. After completion of the offering, Euroventures Benelux II B.V. and Trude C. Taylor would beneficially own 12.2% and 1.1%, respectively, of the Company's outstanding Common Stock, based on the shares outstanding as of October 3, 1995 plus the 1,000,000 Shares to be issued upon exercise of warrants held by the Selling Shareholders.

(3) Euroventures Benelux II B.V. beneficially owns 17.9% of the Company's Common Stock outstanding as of October 3, 1995 plus the 1,000,000 Shares to be issued upon exercise of warrants held by the Selling Shareholders. Roger G. Claes, a director of the Company, is a partner and managing director of Euroventures Benelux Team B.V., which manages Euroventures Benelux II B.V.

(4) Mr. Taylor, a director of the Company, beneficially owns 1.7% of the Company's Common Stock outstanding as of October 3, 1995 plus the 1,000,000 Shares to be issued upon exercise of warrants held by the Selling Shareholders, including 27,500 shares subject to options which are exercisable within 60 days.





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                              PLAN OF DISTRIBUTION

         The Selling Shareholders have advised the Company that sales of the Shares will be effected from time to time in transactions (which may include block transactions) in the NASDAQ over-the-counter market, in negotiated transactions or otherwise, at prices then prevailing or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers or to or through broker- dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The Selling Shareholders and any persons who act as broker-dealers in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them, and any profit on the resale of the Shares as principal, may under certain circumstances be deemed to be underwriting discounts and commissions under the Securities Act.

         The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities in connection with the sale of the Shares, including liabilities arising under the Securities Act.

         The Company will pay all expenses incident to the offering and sale of the Shares, other than commissions, discounts or concessions of underwriters, dealers or agents, which are estimated to be approximately $7,000.00.


                                    EXPERTS

         The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended February 28, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

         The validity of the Shares has been passed upon for the Company by Helen W. Melman, Esq., Santa Monica, California.





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